Exhibit 99.1

Suite 3400 - 666 Burrard St. Vancouver, B.C. V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

All Amounts in $US unless stated otherwise

GOLDCORP FIRST QUARTER EARNINGS INCREASE 84%

VANCOUVER, BRITISH COLUMBIA, MAY 5, 2008 – GOLDCORP INC. (TSX: G, NYSE: GG) today reported net earnings of $229.5 million, or $0.32 per share, for the quarter ended March 31, 2008, an increase of 84% over net earnings in the first quarter of 2007.  Adjusted net earnings1 doubled to $164.7 million, or $0.23 per share, compared to $82.8 million, or $0.12 per share, in the same period a year ago.

First Quarter 2008 Highlights:

•	Revenues increased 32% to $626.7 million on gold production of 521,900 ounces.
•	Total cash costs of $240 per gold ounce[2], net of by-product copper and silver credits.
•	Cash margin growth of 60% outpaced a 43% increase in realized gold price of $932 per ounce.
•	Operating cash flow increased 35% to $239.1 million, before changes in working capital[3].
•	Paid $31.9 million in dividends.
•	Completed sale of Silver Wheaton shares for $1.6 billion.

“Goldcorp’s Latin American assets were our strongest performers against a backdrop of record-high realized gold prices in the first quarter,” said Kevin McArthur, President and Chief Executive Officer.  “The results of Los Filos mine were particularly encouraging in its first full quarter of commercial production, contributing to Goldcorp’s status as the largest gold producer in Mexico.  Marlin mine also exceeded expectations in the quarter, continuing the trend of quarterly production growth.  This performance combined with low cash costs for the quarter of $240 per ounce, resulted in a 60% growth in cash margins, providing our shareholders with excellent exposure to gold price increases.

“At Peñasquito, we saw excellent progress in the construction of our largest asset.  With over $920 million already invested and committed in the project, we remain confident in our total capital expenditure estimate of $1.5 billion.  Heap leaching is now underway and the project remains on schedule for the first gold pour from oxide ore in 2008.

“The Canadian mines experienced a slow start to the year.  Looking to the balance of 2008, our plan calls for increased production quarter-over-quarter, reflecting our overall growth profile.  With seasonal issues and operational challenges at some of our Canadian mines largely behind us, higher production is anticipated in the later portion of the year.”

Financial Review

A record-high realized gold price of $932 per ounce drove a 32% increase in revenues in the first quarter to $626.7 million compared to $474.2 million in the first quarter of 2007.  Gold sales for the quarter totalled 517,800 ounces at a total cash cost of $240 per ounce, compared with 527,000 ounces at a total cash cost of $181 per ounce in 2007.  The increase in total cash costs was due to a strengthening Canadian dollar, increased labour and higher consumable costs, partially offset by higher realized copper prices.   Total cash costs on a co-product basis were $396 per ounce in the first quarter.

The Company reported net earnings of $229.5 million or $0.32 per share, compared to $124.9 million or $0.17 per share in the first quarter of 2007.  Adjusted net earnings totalled $164.7 million, or $0.23 per share.  First quarter 2008 adjusted net earnings exclude the effect of a $136.5 million gain on the sale of Goldcorp’s Silver Wheaton shares, a non-cash $56.6 million  foreign exchange loss on revaluation of future income tax liabilities and a $16.0 million unrealized non-hedge copper derivative loss. Cash flow from operations before working capital changes increased 35% to $239.1 million, or $0.34 per share, from $176.8 million, or $0.25 per share, in the first quarter of 2007.

Operations Review

Canada

Red Lake mine produced 128,500 ounces of gold in the first quarter of 2008 compared to 179,400 ounces in the year-ago period, with lower performance resulting primarily from mine sequencing issues.  Difficulty in one long-hole stope, work on the ventilation project and unplanned mining of small, lower grade ‘stringers’ all contributed to the sequencing issue.   These factors impacted first quarter production by approximately 30,200 ounces.  Mine plans are now being reviewed in an effort to make up for the lost production by year-end.

Gold production at Porcupine in Ontario was 66,800 ounces, essentially flat compared to the prior year.  Higher expected gold grades in the Pamour open pit operation as well as improvements at the Hoyle Pond underground are expected to enhance production throughout the remainder of 2008.

Gold production at Musselwhite in Ontario was 38,800 ounces in the first quarter.  Production was adversely affected by mechanical failures in the underground crusher and conveyor system which halted production for 18 days during the quarter. Normal underground operations have resumed at planned throughput rates.

In the first quarter of 2008, intensive drilling at Eléonore continued with up to six rigs in operation, concentrating on the deep, north and south extensions of the deposit. Positive drilling results continue to be received and the focus in 2008 is to better define and understand the deposit. An initial pre-feasibility study to investigate the primary physical, technical and economic components of the proposed project is currently under review. Results thus far have indicated a need to further focus on the higher grade areas in the deposit, including new high grade zones discovered with recent drilling. The feasibility study is unlikely to be completed in 2008 while exploration in the higher grade areas continues.

Latin America

The Los Filos open pit mine completed its first full quarter of commercial production with 45,000 gold ounces produced at a total cash cost of $273 per ounce.  Ore mined versus the reserves model, solution application rates and gold recovery rates in the heap have all met or exceeded expectations.  Production is expected to grow throughout 2008 as the mine advances beyond the initial start-up phase.

At Peñasquito, completion of engineering, procurement and construction management activities for the entire project approached the halfway mark by the end of the first quarter.  Important construction work has been completed, including the Merrill-Crowe plant, the primary crusher structure, and the concrete pour for the foundation of the second SAG mill.  The 400kv power line has also been completed. Over one million tonnes of oxide ore have now been placed on the leach pad and processing activities have commenced.  The first gold pour from the heap leaching circuit is expected in 2008.

Marlin mine in Guatemala produced a record 70,300 ounces of gold in the first quarter.  Performance was positively affected by enhanced recovery rates from the addition of a seventh leach tank and by increased mine productivity.

Corporate Responsibility

Goldcorp was pleased to announce in the first quarter that its El Sauzal mine in Mexico became the first gold mine in Mexico to be fully certified under the International Cyanide Code.  This follows full certification in early 2007 of the Company’s Marigold mine in Nevada (66.7% Goldcorp, 33.3% Barrick) which was the first gold mine in the world to be so certified.  The Cyanide Code is a voluntary industry program for companies involved in the production of gold using cyanide, first developed under the auspices of the United Nations Environment Programme with the goal of safeguarding human health and the environment by promoting responsible management of cyanide used in gold mining.

Also of note, Porcupine received the 2008 Nova Award for Environmental Achievement for its innovations in historical tailings reclamation and synergies with other resource industries.

This release should be read in conjunction with Goldcorp’s first quarter 2008 MD&A report on the Company's website, www.goldcorp.com, in the “Investors” section under “Financials”.

A conference call will be held today at 10:00 a.m. (PDT) to discuss these results. Participants may join the call by dialing toll free 1-866-226-1799 or 416-641-6129 for calls from outside Canada and the US.  A recorded playback of the call can be accessed after the event until June 5, 2008 by dialing 1-800-408-3053 or 416-695-5800 for calls outside Canada and the US. Passcode: 3256389. A live and archived audio webcast will also be available at www.goldcorp.com.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

(1)
Adjusted net earnings is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 21 of the first quarter 2008 MD&A for a reconciliation of adjusted net earnings to reported net earnings.

(2)
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(3)
Operating cash flow before working capital adjustments is a non-GAAP measure which the Company believes provides a better indicator of the Company's ability to generate cash flow from its mining operations. Cash provided by operating activities reported in accordance with GAAP was $216.3 million in the first quarter of 2008.

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001	e-mail: info@goldcorp.com website: www.goldcorp.com